Exhibit 23

Consent of Independent Registered Public Accounting Firm

The People’s United Bank Compensation, Nominating and Governance Committee of the Board of Directors and Participants of the People’s United Bank 401(k) Employee Savings Plan:

We consent to the incorporation by reference in the registration statement on Form S-8 (no. 333-140865) of People’s United Financial, Inc. of our report dated June 26, 2013 with respect to the statements of net assets available for plan benefits of the People’s United Bank 401(k) Employee Savings Plan as of December 31, 2012 and 2011, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule H, line 4(i) – schedule of assets (held at end of year) as of December 31, 2012 which report appears in the December 31, 2012 annual report on Form 11-K of the People’s United Bank 401(k) Employee Savings Plan.

/s/ McSoley McCoy & Co.

South Burlington, Vermont

June 26, 2013